Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Cigna Corporation
Commission File No.: 001-08323

The following testimony of Joseph Swedish was made available on betterhealthcaretogether.com:

Prepared Statement of

Joseph Swedish, President & CEO, Anthem, Inc.

Before the

United States Senate Committee on the Judiciary
Subcommittee on Antitrust, Competition Policy, and Consumer Rights

On

September 22, 2015

Thank you, Chairman Lee, Ranking Member Klobuchar, and members of the Subcommittee, for the opportunity to testify today.  I am Joseph Swedish, President and CEO of Anthem, Inc., and it is my honor to appear before you today to provide an overview of the highly complementary nature of the proposed Anthem-Cigna combination and the value that would result for individual consumers, employers, providers and our health care system.  The goal of this transaction is to provide a better product to these stakeholders in our ever-changing, increasingly competitive health care market – a product that promotes affordability, increases accessibility, and enhances quality by focusing on innovation and collaboration.

Since joining Anthem in March of 2013, I have witnessed the continued transformation of our health care system.  Having spent more than 40 years of my professional life in health care leadership – the majority of those years serving as a hospital administrator and CEO for several major hospital systems, including Trinity Health, a faith-based health system – I am excited and hopeful about the future of health care.

Health care in our country is rapidly evolving, driven by the needs of consumers, who demand change from all sectors – providers and payers. Neither payers nor providers alone can bring about the change necessary to close the gap between consumer expectations and the outcomes that the health care system has historically delivered. Nor can this change be achieved by Anthem or Cigna alone. No longer is it enough for health insurers to serve as financial stewards in the health care delivery transaction; we must now assist consumers as they interact with the health care system, not just in choosing the health care options that best meet their needs, but also in helping them decide how and where to access care.

Likewise, we must go beyond paying claims, instead partnering with providers by offering human and financial resource support, actionable data analytics, and tools that further their efforts to focus on the health of their patients, while shifting from volume- to value-based payments.  And above all, we must help all stakeholders – providers, consumers, employers and brokers – change from a system that has historically focused on sick care to one that promotes optimal health. Anthem has taken this need for change head on by focusing on three strategic areas, which are the pillars of our proposed acquisition of Cigna:  1) a better consumer experience; 2) cost containment to improve affordability; and, 3) strong collaboration with providers.

My testimony today will focus on the following areas:

•      Value of an Anthem-Cigna Combination

•      Complementary Nature of the Proposed Deal

•      Marketplace Dynamics

•      Federal and State Oversight of the Transaction

Value of an Anthem-Cigna Combination to Consumers

The combination of Anthem and Cigna will bring together the complementary platforms of both companies in a way that will uniquely benefit consumers. For instance, Anthem recently opened its new Innovation Studio in Atlanta, GA with the goal of accelerating the pace of R&D and creating the tools, solutions and capabilities that will improve the experience of our consumer and provider partners. Through this program, we were able to launch our first pilot last month, a two-minute Welcome SmartVideo to new and renewing individual plan members in California.  Anthem also brings an extensive network of providers, leading care coordination programs in Medicare Advantage and Medicaid, 24/7 access to licensed providers via telehealth, and more than 75 years of experience in commercial insurance. Cigna – through its “Go Deep, Go Global, Go Individual” strategy – brings its own distinctive strengths, including: consumer-centric technology platforms, highly regarded wellness programs, substantial expertise in the international market, and leading specialty capabilities like dental, vision, behavioral, and life and disability coverage.

Consumer engagement and data transparency

As health care evolves, consumers are demanding more information from a variety of trusted resources in order to make more informed decisions.  When making health care decisions, many consumers look to their health plans, as they are the only entity with visibility across the entire health care system. We know that consumers want more transparency when it comes to their expected costs and the quality of health care provided by their doctors and hospitals. More importantly, we have seen that making this information available to consumers and providers leads to better outcomes and cost savings to the health care system.  Anthem is responsive to consumer demands for transparency, which is why the company launched Anthem Care Comparison nearly a decade ago to provide consumers with price, patient experience and quality ratings for common, non-emergency medical services ranging from tonsillectomies to knee replacements, with the aim of empowering consumers to seek out the highest quality medical care in the most cost-effective setting. Anthem Care Comparison now includes approximately 400 medical procedures and services.

Anthem is also partnering with third party transparency vendors like Castlight Health and Health Care Blue Book to make sure consumers have clearer line-of-sight into the price variations that exist, oftentimes within the same geography or network. To encourage greater cost and quality competition among providers, and to help consumers make better informed decisions about where to seek health care services, we implemented a reference-based pricing program in partnership with CalPERS, the California Public Employee Retiree System. In coordination with CalPERS, we took on the problem of significant price variation across California providers for knee and hip replacements by utilizing reference-based pricing.  By educating and incentivizing consumers and providers through price transparency, CalPERS experienced a 20 percent increase in patients who chose more affordable, high quality providers for these procedures, and at the same time, saw 20 percent of providers lower their prices.

Cigna, through the belief that consumers should be supported with the right tools to help them make value-based health care decisions, offers members myCigna cost and quality transparency tools.  The myCigna portal is widely recognized as an industry leader, providing personalized cost estimates for 1,100 medical and dental procedures and real time pricing for medications at 60,000 pharmacies nationwide.  In the last 12 months there were about 24 million customer visits to myCigna, with an additional 4 million visits to the mobile app. A primary destination for consumers is to find a local, quality and cost efficient doctor or facility; roughly a third of consumers visiting myCigna utilize the technology to identify pricing for procedures such as a Colonoscopy, MRI or Mammogram. Cigna’s focus on wellness and consumer-centric technologies will only serve to enhance health coverage offerings when combined with Anthem.

Improving quality and affordability

Consumers also want better value – in the form of higher quality and lower costs – for their health care. To that end, Anthem and Cigna are investing in several initiatives that focus on improving the value of health care for consumers, evolving beyond the traditional insurer role as a payer of claims to a personal health care coordinator for consumers.  For example:

•
Anthem’s Enhanced Personal Health Care program promotes the physician-patient relationship through a stronger focus on the quality of, and access to, services, which has led to a net savings of $6.62 per member per month, $36 million in shared savings paid out to providers, and fewer hospital admissions and shorter hospital stays.

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Cigna Collaborative Care (CCC) is a value-based initiative that uses incentives to engage health care professionals and help drive improved health, affordability and patient experience.  CCC represents an industry-leading 19 percent of total commercial contracts, and includes large primary care physician groups, hospitals, small primary care practices and specialist, including OB-GYN practices, among others. 82% of doctors and hospitals with two or more years of experience with CCC have had success  in achieving their total medical cost targets and 72% had success in achieving their quality targets.

•
With spending on cancer medication expected to increase by 50 percent through 2024, 25 percent growth in new cancer therapies that average an annual cost of $100,000 each, and one in three cancer patients receiving treatment that is not consistent with medical evidence or best practices, Anthem’s Cancer Care Quality program – a joint collaboration with providers and oncologists that seeks to arm these experts with the information and tools they need to identify evidence- based care paths – has advanced better informed decision-making in cancer care and treatment. In its first year, 65 percent of members in the sample are already on a high-quality pathway.

•
As part of Cigna’s efforts in wellness programs, the City of Houston, Texas is the recipient of the Government Sector Well-Being Award for its dynamic and engaging wellness program, which includes completion of the annual health risk assessment with biometrics and participation in various activities including health education seminars, preventative care visits, and completion of coaching programs. The City has realized an estimated savings of $42 million in health care costs over the last three years and lowered its average annual health care trend increase to 1.1%, down from 10%.

•
Anthem’s Imaging Cost and Quality program is proactively engaging consumers by educating them about lower cost, high quality alternative locations to receive care for certain procedures, like MRIs, which can save $220 per test, on average.

The combined reach of Anthem and Cigna would go even further by providing these kinds of programs and expanding access to care and choice for consumers through a more extensive network of hospitals, physicians, service providers, and health care professionals, including a combined network of more than 1,600 Centers of Excellence proven to produce higher quality and lower costs in a number of surgical areas, such as cardiology, orthopedics, oncology, and obstetrics.

Together, Anthem and Cigna would also be able to leverage complementary expertise in serving Medicare beneficiaries with chronic conditions.  For example:

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Anthem, through our CareMore Health subsidiary, has demonstrated that by investing in care during the earlier stages of a beneficiary’s illness or condition, and through strong collaboration with primary care physicians and bricks and mortar care centers, not only is the progression of illness slowed, but, when compared to traditional Medicare fee-for-service, overall health costs are reduced.  For instance, through CareMore’s unique and member-focused approach, its members with chronic kidney disease (CKD) progress to dialysis in slightly over 24 years, as opposed to less than six years for beneficiaries with CKD in fee-for-service.  Also, through its disease management programs, CareMore has reduced stroke risk for its members by 40 percent and amputation rates for diabetics by 60 percent.

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At the same time, Cigna’s HealthSpring subsidiary – in complementary locations across the country – partners with physicians to transition to alternative payment models. Almost two-thirds of Cigna-HealthSpring’s members in HMOs receive care through physicians who are incentivized to deliver better outcomes and higher patient satisfaction. For instance, Cigna-HealthSpring members receive: 19 percent more colonoscopies, which lower the risks associated with colorectal cancer; 11 percent more mammograms, which lower the risks associated with breast cancer; and, six percent more diabetic cholesterol screenings, which lower the risks associated with heart attacks and stroke.

Provider collaboration and value-based reimbursement

Among the challenges impeding the needed change to our health care system is an antiquated fee-for- service payment system that rewards volume over quality while restricting provider collaboration.  This challenge is equally recognized, and is being prioritized, by health insurers, providers, the Administration, and Congress.

In January 2015, the U.S. Department of Health and Human Services announced (during an event attended by Anthem’s chief medical officer, Dr. Samuel Nussbaum) a historic timeline for shifting 50 percent of Medicare payments from fee-for-service to quality- and value-based through the adoption of alternative payment models by 2018.  In addition, Congress, through passage of the Medicare and CHIP Reauthorization Act of 2015 earlier this year, reformed Medicare physician payment by setting a course for consolidating quality reporting requirements and creating a new reimbursement structure for physicians based on medical outcomes instead of the volume of services provided in the previous SGR methodology.

Anthem and Cigna are also committed to aligning incentives to encourage smarter, collaborative decision- making that fosters healthier outcomes and a better patient experience. More than $50 billion (53 percent) of Anthem’s total health care reimbursement is tied to value-based contracts, with 150 accountable care organizations (ACOs), 787 hospitals, and 163,000 network physicians.  In fact, through our new Enhanced Personal Health Care arrangement with participating providers – where the emphasis is on value-based payments rewarding high quality and efficiency, the exchange of clinical data, and a mutually-shared commitment to patient-centered care – Anthem is able to serve 4 million of our members.  This focus has allowed us to get more care provided under the value-based umbrella – a number that will only grow as a result of the proposed deal, having a more immediate impact on our ability to bring down the total cost of care.  Anthem also has a first-in-the-nation partnership with seven of the top 30 competing hospital systems in Los Angeles and Orange County, that enabled us to launch Vivity, an integrated health system that moves away from traditional fee-for-service and towards a structure that financially rewards activities that keep patients healthy, both simplifying access and making costs more predictable.

Eighty percent of Cigna-HealthSpring’s Medicare Advantage membership is tied to value-based reimbursement. In addition, more than 35 percent of Cigna’s total commercial health care reimbursement is being tied to value-based contracts, primarily through its Cigna Collaborative Care initiative, which includes arrangements with 134 large physician group practices, more than 30 specialty groups, and over 80 additional arrangements covering more than 240 individual hospitals.  Cigna Collaborative Care works to bridge the gaps in information and care by creating a model that rewards for quality outcomes and gives healthcare professionals the information – and the support – they need to achieve those outcomes. And the results speak for themselves:

•	Improved health – with 3% better than- market average quality performance; 19%–25% better compliance rate with diabetes measures; and, 21% more gaps in care closed.

•	Lower cost – with 3% better than- market average total medical cost; 52% conversion rate to lower cost medications; and, 4%–5% lower total medical cost trend versus peers.

•	Higher satisfaction– with 95% of participating doctors would recommend Cigna to colleagues; and, 50% fewer emergency room visits compared to market benchmarks contributing to a higher quality of life.

By integrating the complementary expertise of the two companies, the combined organization would operate more efficiently, reduce overall operational costs, and enhance our ability to manage the cost drivers that negatively impact affordability for consumers.

Complementary Nature of the Proposed Deal

Health care is local – it is delivered and paid for locally, even when administrative functions are located elsewhere. To characterize Anthem and Cigna as two of five “national insurers” is inaccurate and an oversimplification of the role we play in the varied communities we serve across the country.

Health insurance is flush with competition. The number of health insurers increased by 26 percent in 2015 with 70 new entrants offering coverage. Increased competition in insurance means more choices for consumers. Further, when considering the various segments that make up health insurance (individual, small group, international, large employer, Medicare Advantage, Medicaid, etc.), it is apparent that this transaction will result in minimal shared local markets, both geographically and by product segment.

At Anthem, we look at the provision of small group as insurance plans for small employers with 2-50 employees; we have a presence in this segment in 14 states. Cigna does not market to this group.

Likewise for purchase of individual plans, where consumers obtain coverage directly for themselves, often through the exchange marketplace or a broker, Anthem, again, has a presence in 14 states.  Cigna has a presence in 12 states. The combined company would only share a limited number of rating regions within just five states, where there is now and will continue to be robust competition. Underscoring this is the fact that consumers can now choose from an average of 40 health plans in states participating in the insurance exchange marketplace – an increase of 25 percent in 2015.1 In local exchanges, consumers have an average of 23 different plan choices at the silver metal level. Further, new business models – CO-OPs like Colorado’s HealthOP and venture capital backed companies like Oscar Healthcare – are entering this segment and expanding their coverage, along with provider-sponsored health plans and plans that traditionally have served other segments. HealthOP’s success in Colorado is a model of how dynamic our industry is.  Kaiser, a vertically integrated provider-based insurer, has long been the most significant individual insurer in the state. Within a year of entering, HealthOP has become the largest provider for individuals in Colorado, overtaking even Kaiser.  The Silicon Valley-backed startup, Oscar provides yet another model of entry.  Oscar is a new entrant that leverages technology and promises to offer a new way to purchase and use insurance. It is emblematic of the changing face of the competitive landscape in the insurance industry.  With significant investment from companies like Google, Oscar has already signed up more than 40,000 people in New York and New Jersey, the first and only markets it has entered, with plans to expand to California and Texas in 2016.

Large employers also have numerous choices and the ability to leverage additional competitive alternatives.  Across the country, at least 130 unique health benefits companies compete to serve employers that self-insure health benefits for their employees. This number does not include the several Pharmacy Benefit Managers and Behavioral Health Organizations that also serve large employers.  For this segment, companies like Anthem and Cigna primarily provide administrative services rather than insurance, because employers take on the risk of providing health care coverage by self-insuring. Today, large employers seldom purchase one all-inclusive health benefit package for employees located in facilities in multiple states.  Large employers frequently contract with health insurers, third party administrators, and providers on regional, state, and local levels, depending on the local market conditions, to offer additional options to their employees.

In addition, employers often disaggregate or carve up health benefits into product segments (e.g. medical, dental, vision, pharmacy, life and disability, etc.) and issue separate RFPs, generally by geographic region, to ensure the most efficient use of their dollars.

Large employers also benefit from being able to supplant traditional insurance providers in some areas of the country with well-established, integrated healthcare delivery systems (e.g., Mayo Clinic Health System, UPMC, Henry Ford, Geisinger Health System, Health Partners of Minnesota, etc.) and new entrants like Ascension Catholic Health, Tenet/Vanguard and North Shore-LIJ Health System. At the same time, there are several companies offering rental networks (e.g., MultiPlan and PreferredOne), risk management and administrative support (e.g., CoreSource, HealthPlan Holdings, Associated Third Party Administrators, etc.), and technology like telehealth (e.g., Teladoc, Specialists on Call, MDLive, Doctor on Demand, etc.) as stand-alone products and services to large employers. This has led to robust competition for these various segments and services. Even Anthem, as an employer of 52,000 associates, utilizes partnerships with companies like HealthEquity and CONEXIS for Flexible Spending Accounts, Health Savings Accounts, and COBRA benefits.

Large employers – like Walgreens, Starwood, Sears, and Petco – are also utilizing new private health insurance exchange models to provide several health coverage options for their employees. In 2016, almost 30 percent of Anthem’s quotes for new business with large employers have been quoted through a private exchange. During the same time period, nearly 25 percent of Cigna’s relationships with large employers are projected to be sold through a private exchange, up from three percent of client relationships in 2014. According to a recent report by Accenture, private health insurance exchange enrollment doubled from 2014 to 2015, and private exchange enrollment is estimated to reach 40 million by 2018. Some large employers are even negotiating directly with local health care systems. For example, according to a recent article in Modern Healthcare, Boeing is contracting directly with Roper St. Francis Health Alliance in Charleston, SC, Providence-Swedish Health Alliance in Seattle, WA, and with Mercy in St. Louis, MO.

1 U.S. Department of Health & Human Services, Office of the Assistant Secretary for Planning and Evaluation, Health Plan Choice and Premiums in the 2015 Health Insurance Marketplace, http://aspe.hhs.gov/sites/default/files/pdf/77176/healthPremium2015.pdf (Jan. 8, 2015).

The combination of Anthem and Cigna, through complementary product and geographic focuses, will only enhance our ability to serve the needs of large employers. Cigna is providing leading health services to employers that choose to self-insure, employers in need of stop-loss coverage, and employers with globally mobile employees. At the same time, Anthem is providing large employers a robust network of doctors and hospitals, and new collaboration and care delivery models grounded in value-based care that improve quality of care and help employers control rising health care costs. In addition, Cigna’s highly-regarded integrated behavioral, pharmacy, vision, dental, and other specialty products will expand options and enhance health.  One hundred percent of the savings that result from Anthem and Cigna care management programs are passed through to large employers that self-insure.

For employers and organizations with multi-national footprints, Cigna has partnerships in 30 countries to provide health coverage to their globally mobile employees through a vast network of over 1 million health care professionals, clinics, and facilities. This network includes 89,000 behavioral health care professionals and over 11,000 facilities and clinics, 74,000 pharmacies, nearly 70,000 vision health care providers in more than 24,800 locations, and over 150,000 dental professionals. Anthem does not operate in the international market.

For Medicare Advantage (the private plan alternative to Medicare fee-for-service), the total membership for the combined company would be minimal (a six percent share combined, according to a recent analysis by the Kaiser Family Foundation, which amounts to about one million covered lives for the combined organization).  Anthem does business in 20 states, primarily in New York, Ohio, and California. Cigna, meanwhile, does business in 15 states and the District of Columbia, primarily in Florida, Tennessee, Pennsylvania, and Texas.  The companies thus have a highly complementary geographic footprint.  On average, all Medicare beneficiaries are able to choose from 18 Medicare Advantage plans in 2015.2

While Anthem has contracts in 19 states to serve Medicaid beneficiaries, Cigna’s footprint is limited to just a number of counties in two states, resulting in both companies offering Medicaid Managed Care services in only six shared counties in Texas.  It is important to remember that the States determine the rates that are paid to plans, how many plans may participate, where those plans can do business, and who those plans can serve.  And even within this structured model, the competition through RFPs is vigorous. Many states also divide the Medicaid population by geography or beneficiary group (i.e., mothers and children; single adults; dual eligibles – those qualifying for both Medicaid and Medicare; long-term care, etc.).  Anthem has a large number of competitors including UnitedHealthcare, Centene, WellCare, Molina, AmeriHealth, and others.  For example, just last month the state of Iowa completed a competitive bid process for the management of the state’s Medicaid population. In the case of Iowa, 11 health plans submitted bids, with four being awarded state-wide contracts, which means Medicaid beneficiaries will have four health plans from which to choose.

Other Notable Marketplace Dynamics

As noted above, health plans are entering new business segments, and new entrants are participating in the market for the first time. Providers are also entering the health insurance marketplace in rapidly growing numbers. According to a PwC analysis from 2014, “some 50 percent of U.S. health systems have applied – or intend to apply – for an insurance license.”3 Just a few examples of health systems that have entered the insurance market include: Ochsner Health System, Sentara Healthcare, Tenet/Vanguard, and Ascension Catholic Health.

Given the high degree of health insurance regulation at both the federal and state level, plans are mandated to incorporate an expanding set of rules into their business models. In addition to the stronger- than-ever consumer protections now in place, health plans’ rates and operating margins are more regulated than ever before. For example, newly-established mandates limit how health insurance plans spend the premium dollars that they collect; particularly in terms of the percentage of each premium dollar that can be spent on “administrative expenses” versus medical claims. As a result, plans are incentivized to find greater efficiencies within these categories. The shared competencies of these two organizations will enable the combined company to operate more efficiently (e.g. leveraging IT capabilities), thereby reducing operational costs, while enhancing quality of care and investments in technology and innovation.

 2 Gretchen Jacobson, et al., Medicare Advantage 2015 Data Spotlight: Overview of Plan Changes, The Henry J. Kaiser Family Foundation,  http://files.kff.org/attachment/data-spotlight-medicare-advantage-2015-data-spotlight-overview-of-plan-changes (Dec. 2014).

3 Gary Ahlquist, et al., Several hundred health networks will become payors, PwC, http://www.strategyand.pwc.com/global/home/what-we-think/reports-white-papers/article-display/health-networks-become-payors (June 20, 2014).

Federal and State Oversight of the Transaction

While I am grateful for the opportunity to share our perspective on the benefits and inherent value of the combining of these two forward-thinking companies, I also recognize that we are only at the beginning of what we expect and hope will be a thorough, fact-based, and comprehensive examination of the merits of this transaction.  Anthem’s proposed acquisition of Cigna is subject to vigorous federal and state regulatory review processes, throughout which you have my assurance that both companies are committed to working cooperatively with all relevant policymakers and regulatory entities.4   We hope to close this transaction in the next 12-16 months.  We have met with the Department of Justice and with the National Association of Insurance Commissioners, and have been engaged in our state filings.  And, we are committed to remaining transparent throughout the entirety of this process about our plans with all of our stakeholders and interested parties.

Conclusion

I want to thank the members of this Subcommittee again for holding this hearing and providing me the opportunity to speak on behalf of the proposed transaction, which, as I have detailed, would bring together two highly complementary organizations. We look forward to the regulatory review process and to working jointly with the entities responsible for the transaction’s oversight and approval.

Health care markets are constantly changing – whether as the result of legislation or the imperative to meet the needs of consumers and providers. To serve consumers best, health care organizations must evolve and become more sophisticated. Over the past five years we have faced many new competitors locally and by product segment – ranging from hospital systems to new Medicare Advantage and commercial entrants to disaggregated services sold directly to employers.  While these delivery systems hold tremendous promise for consumers, their entry demands that policymakers examine the various segments that make up health insurance (e.g., individual, small group, Medicare Advantage, etc.) rather than assume that decisions are made on a national basis.

Finally, I believe it also worth repeating that, at its core, the proposed Anthem-Cigna combination represents a significant step forward on the path to a 21st century health care system that reflects our shared vision of greater value for consumers – increased access and choice, greater affordability, and the better health outcomes achieved through innovation.  I look forward to your questions.

Thank you.

 4 As it relates to the McCarran-Ferguson Act, the law has been interpreted to not include mergers and acquisitions as “the business of insurance.” As such, this transaction is subject to full and complete regulatory review by the Department of Justice, similar to any other proposed merger or acquisition.

NO OFFER OR SOLICITATION

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Cigna Corporation (“Cigna”) and Anthem, Inc. (“Anthem”) will be submitted to Cigna’s shareholders and Anthem’s shareholders for their consideration. In connection with the proposed transaction, Anthem will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for Cigna’s shareholders and Anthem’s shareholders to be filed with the Securities and Exchange Commission (the “SEC”), and each of Cigna and Anthem will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Cigna or Anthem may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Cigna or Anthem with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181.

PARTICIPANTS IN THE SOLICITATION

Cigna, Anthem, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Cigna’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on March 13, 2015 and information about Anthem’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 1, 2015. These documents are available free of charge from the sources indicated above, and from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Cigna and Anthem file with the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication, and oral statements made with respect to information contained in this communication, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on Cigna’s current expectations and projections about future trends, events and uncertainties. These statements are not historical facts. Forward-looking statements may include, among others, statements concerning our projected adjusted income (loss) from operations outlook for 2015, on both a consolidated and segment basis; projected consolidated revenue growth and global medical customer growth; projected medical care and operating expense ratios; future financial or operating performance, including our ability to deliver personalized and innovative solutions for our customers and clients and future growth, business strategy, strategic or operational initiatives; economic, regulatory or competitive environments, particularly with respect to the pace and extent of change in these areas; financing or capital deployment plans; our prospects for growth in the coming years; statements regarding the proposed merger between Cigna and Anthem; our beliefs relating to value creation as a result of a potential combination with Anthem; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Cigna’s and Anthem’s future beliefs, expectations, plans, intentions, financial condition or performance. You may identify forward-looking statements by the use of words such as “believe”, “expect”, “plan”, “intend”, “anticipate”, “estimate”, “predict”, “potential”, “may”, “should”, “will” or other words or expressions of similar meaning, although not all forward-looking statements contain such terms.

Forward-looking statements are subject to risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those expressed or implied in forward-looking statements. Such risks and uncertainties include, but are not limited to: our ability to achieve our financial, strategic and operational plans or initiatives; our ability to predict and manage medical costs and price effectively and develop and maintain good relationships with physicians, hospitals and other health care providers; our ability to identify potential strategic acquisitions or transactions and realize the expected benefits of such transactions; the substantial level of government regulation over our business and the potential effects of new laws or regulations, or changes in existing laws or regulations; the outcome of litigation, regulatory audits, investigations and actions and/or guaranty fund assessments; uncertainties surrounding participation in government-sponsored programs such as Medicare; the effectiveness and security of our information technology and other business systems; unfavorable industry, economic or political conditions; the timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that Cigna shareholders or Anthem shareholders may not approve the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period; the risk that the businesses of Cigna and Anthem will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms, as well as more specific risks and uncertainties. Such other risks and uncertainties are discussed in our most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 as well as on Anthem’s most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, are not guarantees of future performance or results, and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Cigna undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.